Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

February 7, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 7 February 2008 through Marketwire.

Item 4                                Summary of Material Change

MAG SILVER INTERSECTS HIGH GRADE SILVER, LEAD, ZINC AT CINCO DE MAYO
6.87 metres 254 g/t (7.4 opt) silver, 6.4% lead and 7.0% zinc
Vancouver, B.C... MAG Silver Corp (TSX: MAG, AMEX: MVG) (“MAG”) announces assay results from a 12 hole, 6,316 metre program completed late last year on MAG’s 100% owned Cinco de Mayo property in Northern Chihuahua State, Mexico.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 grams per tonne (g/t) (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc (see table below).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 8 February 2008 (NR#08-03) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 8 February 2008